Amended
                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                  SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

                   U.S. SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 10-SB

                                  Espo's Inc.
 ---------------------------------------------------------------------------
                (Name of Small Business Issuer in its charter)

                New York                            11-3042779
 ---------------------------------------------------------------------------
    (State or other jurisdiction of              (I.R.S. Employer
    incorporation or organization)              Identification No.)

        10501 FM 720 East, Frisco, Texas               75035
 ---------------------------------------------------------------------------
    (Address of principal executive offices)         (ZIP Code)

 Securities to be registered under Section 12(b) of the Act:
      Title of each class              Name of each exchange on which
      to be so registered              each class is to be registered
            None                                   None
 ---------------------------------------------------------------------------
 Securities to be registered under Section 12(g) of the Act:
                      Common Stock ($0.0001 Par Value)
                              (Title of class)

                                    PART I

 Alternative 2
 Item 6.  Description of Business

      (a)  Narrative Description of Business.

      (1)  Business done and intended to be done
      Espo's Inc. ("the Company") is a New York corporation chartered on November 29, 1990. The Company formerly manufactured and sold clothing and accessories and sold and rented sporting goods and gave lessons for the sporting goods which it sold or rented. In December of 1999 the Company divested itself of all its assets and traded shares of its common stock to shareholders of Performance Interconnect Corp. in exchange for their stock in Performance Interconnect Corp.

      Performance Interconnect Corp. was incorporated October 10, 1996, in the State of Texas. It was formed to acquire the assets of I-CON Industries, Inc. , and actually acquired title to those assets on March 31, 1998. I-CON had been formed in 1979 as a limited partnership, licensed by the Kollmorgen Corporation to design and manufacture MULTIWIRE technology and was later incorporated under new ownership.

      In March, 1999, PC Dynamics of Texas, Inc., a wholly owned subsidiary of Performance Interconnect Corp., acquired all the assets of PC Dynamics Corporation, a Frisco, Texas, manufacturer of metalback RF circuit boards.

      As a result of all the foregoing, the Company owns 99.67% of the common stock of Performance Interconnect Corp., and Performance Interconnect Corp. owns all of the common stock of PC Dynamics of Texas, Inc. The Company's business is conducted under the names of Performance Interconnect Corp. and PC Dynamics of Texas, Inc.

           (i)  Principal Products, Principal Markets, Method of Distribution

           The Company manufactures and markets circuit boards. Circuit boards are the basic semiconductor interconnection system used in almost all electronics equipment. The circuit boards manufactured and marketed by the Company are at the high end of the market, both as to technology and as to price. The Company has four kinds of products:

                (1) High reliability (military) RF (radio frequency) circuit boards.

                (2)  Commercial RF circuit boards.

                (3)  Discrete wiring technology (DWT) circuit boards.

                (4)  Fiber optics circuit boards

           All of these are typically manufactured on specific orders from the customer and shipped directly from the factory to the customer by a common carrier, such as UPS or Federal Express. Usually the method of shipment is specified by the customer. Sales are effected through six U.S. manufacturer's representatives, with a total staff of about 16 persons, two in-house sales persons and one manufacturer's representative in Europe.

           High Reliability RF (Radio Frequency) Circuit Boards

           RF circuit boards are multilayer circuit boards manufactured with low dielectric constant laminates and precise mechanical requirements for the circuits. These special materials require special processes not ordinarily available from high-volume multilayer competitors. The Company's high-reliability circuit boards have primarily military applications. They are manufactured and marketed under the Performance Interconnect name.

           Commercial RF Circuit Boards

           The commercial RF circuit boards manufactured by the Company are used primarily in cellular and PCS telecommunications, military radar and communications and various high volume commercial applications, such as garage door openers and radar detectors. The telecommunications applications of these circuit boards are important in developed nations like the United States, but they are especially valuable in underdeveloped nations which do not have the telephone infrastructure in place. Many of these countries are going directly to wireless.

           The commercial RF circuit boards are manufactured and marketed under the PC Dynamics name.

           Discrete Wiring Technology (DWT) Circuit Boards

           Most circuit boards in use today are what are know as multilayer circuit boards. Their circuits are printed and etched onto the board. DWT circuits, by contrast, actually use insulated wires to provide the signal interconnects. DWT is a more expensive process, but it has several distinct advantages over printed boards. These advantages are improved signal integrity, more consistent uniformity board-to-board, lower weight, lower temperature, superior impedance control and superior route ability. DWT circuit boards are used primarily in high-performance computers and telecom switching equipment where the choice is driven more by performance characteristics than by price. The Company expects this market to expand in proportion to the expected increase in computer speeds.

           DWT circuit boards' target markets include supercomputers, test equipment, telecommunications, satellite communications, military avionics, counter measures, missiles, smart bombs, defense systems and communications.

           Worldwide DWT revenue is estimated at $40 million. Domestic sales account for 35% of this figure. There are six suppliers worldwide, two domestically. The two domestic suppliers are Advanced Interconnect Technology (AIT), with estimated DWT revenues totaling $10 million, and the Company, with $3.7 million.

           Fiber Optics Circuit Boards

           3M has a DARPA contract to develop a fiber optics backplane technology. (A "DARPA" contract is a type of agreement with the federal government providing for government funding in the development of certain technologies.) 3M approached the Company about two and one-half years ago to develop putting the fiber onto 3M's adhesive. 3M and the Company have almost, but not quite, completed an agreement to determine the system by which the product is to be marketed. It is not yet certain whether the Company will manufacture and sell to the end user or will manufacture and sell to 3M.

           Unlike the Company's other circuit boards which transmit electric signals, this product transmits light-waves.

           (iii) The Company estimates that it has spent $520,000 during each of the last two fiscal years on Company-sponsored research and development activities. In addition, the Company has spent an estimated $80,000 in each of the last two fiscal years on material customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products or techniques.

           (iv) The Company has 91 full-time employees, 80 permanent and eleven temporary.

           (v) Federal, state and local provisions regulating discharge of materials into the environment do not have a material affect on the capital expenditures, earnings and competitive position of the Company. The Company's manufacturing operations do generate acids and other wastes. These wastes are collected and stored on a short-term basis in an approved manner within the plant and are then removed monthly under a contract with an approved carrier at a total expense of approximately $10,000 per month. The disposal of these wastes is subject to regulation and monitoring by the Texas Natural Resources commission and by the Environmental Protection Agency. There are no material estimated capital expenditures for environmental control facilities for the remainder of the current fiscal year or in the foreseeable future.

      (2) Distinctive or Special Characteristics of the Company's Operation or Industry Which May Have a Material Impact upon the Company's Future Financial Performance.

      The industry in which the Company is engaged (circuit boards) and the industries which use the Company's products (high performance computers and communications) have seen the rise and fall of numerous companies and products in recent years. They are in a constant state of flux, radically innovative. Any success which the Company may have had in the past is probably less predictive in these industries than it is in most.

      The Company intends to operate as a "niche" supplier and will not typically compete with larger volume companies. There are, however, many companies in the electronics field which have greater financial resources, operational experience and technical facilities than the Company. In the future these larger companies are not expected to compete directly with the Company. If the "niche" grows larger and more lucrative, the likelihood of competition will increase.


      (3)  Management's Discussion and Analysis

           Forward Looking Statements

           This filing may contain "Forward Looking Statements", which are the Company's expectations, plans and projections, which may or may not materialize and which are subject to various risks and uncertainties, including statements concerning expected income and expenses, and the adequacy of the Company's sources of cash to finance its current and future operations. When used in this filing, the words "plans", "believes", "expects", "projects", "targets", "anticipates" and similar expressions are intended to identify forward-looking statements. Factors which could cause actual results to materially differ from the Company's expectations include the following: general economic conditions and growth in the high tech industry; competitive factors and pricing pressures; change in product mix; and the timely development and acceptance of new products. These forward-looking statements speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or change in its expectations or any change in events, conditions or circumstances on which any such statement may be based except as may be otherwise required by the securities laws.

           Overview

           Effective December 23, 1998, Espo's Inc. entered into a stock-for-stock reverse merger with Performance Interconnect Corp. As a part of the plan of reorganization, all of the assets, liabilities and business of Espo's Inc. prior to the date of the reorganization were transferred to another company. Accordingly, the prior operations of Espo's Inc. are treated as discontinued operations for its year ended November 30, 1999.

           Performance Interconnect Corp. ("PIC") is a contract manufacturer of quality, high performance circuit boards located in Frisco, Texas, just north of Dallas. PIC's products are used on computers, communication equipments, the aerospace industry, defense electronics and other applications requiring high performance electrical capability.

           The following discussion provides information to assist in the understanding of the Company's financial condition and results of operations for the years ended June 30, 1998, and 1999, and five months ended November 30, 1999. It should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing in this Form 10-SB for the five months ended November 30, 1999, and the years ended June 30, 1999, and June 30, 1998.

           Results of Operations

           Revenues Sales for the five months ended November 30, 1999, were $3,867,356, compared to $4,929,025 for the year ended June 30, 1999, and $1,122,379 for the year ended June 30, 1998. The sales figures reflect the acquisition of PIC's active business in March of 1998 and the PC Dynamics business by PIC in March of 1999. Average monthly sales were $374,126 during the three months of active business reported in the June 30, 1998, year, $409,086 during the June 30, 1999, year, and $773,471 during the five months ended November 30, 1999. The monthly revenue increased during the year ended June 30, 1999, and the five months ended November 30, 1999, were the result of the acquisition of the PC Dynamics business.

           Revenue levels experienced during the five months ended November 30, 1999, are not high enough to cover the fixed manufacturing and operating expenses of the Company. The Company has embarked upon a strategy of obtaining increased sales from Radio Frequency (RF) customer, while changing the product mix of PC Dynamics' sales to better reflect the Company's manufacturing strengths. Sales for the year ended November 30, 2000, are expected to increase to $10,526,000. Sales targets for the years ended November 30, 2001, and 2002 are $18,700,000 and $26,040,000 respectively.

           Gross Profit Gross profit of $175,103 was reported for the year ended June 30, 1998, with $344,678 shown for the year ended June 30, 1999, and a negative of $649,011 for the five months ended November 30, 1999. As a percentage of sales, the gross profit was 15.60%, 6.99% and negative to 16.78% for the respective periods.

           The gross profit for the year ended June 30, 1998, was not sufficient to make the Company profitable because the volume of sales was not high enough to absorb the fixed manufacturing overhead and operating expenses. Revenues were enhanced by the PC Dynamics acquisition, but not by enough to overcome fixed cost increases caused by the acquisition. In addition, problems encountered in integrating the businesses, including excessive scrap related to PC Dynamics orders booked prior to purchase, caused manufacturing cost overruns which resulted in substantial deterioration in gross profit for the year ended June 30, 1999, and the five months ended November 30, 1999.

           Management believes that the excessive manufacturing cost overruns resulting from the PC Dynamics acquisition were brought under control after November 30, 1999. For the year ended November 30, 2000, the Company projects a gross profit of $1,546,000, or 14,69% of sales. The targeted gross profit for the years ended November 30, 2001, and 2002 is $5,070,000 and $8,643,000, comprising 27.11%
           and 33.19% of sales in each year.

           Operating Expenses Operating expenses totaled $256,424, $1,685,260 and $517,144 in the years ended June 30, 1998, and
           1999, and the five months ended November 30, 1999. Taking into account the three months of active operations in the year ended June 30, 1998, the monthly average is $85,475, $140,438 and $103,429 for each period.

           The Company projects operating expenses to be $2,271,000, an average or $189,250 per month, for the year ended November 30, 2000. Targeted operating expenses are $2,732,000 and $3,365,000 for the years ended November 30, 2001, and 2002. Increased operating expenses are anticipated as the result of increased sales for each period.

           Other Income and Expenses During the years ended November 30, 1998, and 1999 and the five months ended November 30, 1999, net other expenses of $221,531, $370,916 and $252,423 were reported. Non-recurring losses of $10,472 and $51,785 were shown in the years ended July 30, 1998, and 1999. Net interest expense of $211,159, $319,131 and $252,423 was incurred in the years ended June 30, 1998, and 1999 and the five months ended November 30, 1999. The net interest expense has increased with the Company's increased borrowing over those periods.

           The Company projects net other expense of $498,000 in the year ended November 30, 2000. Targeted other expense of $616,000 is expected in the year ended November 30, 2001, and $633,000 is targeted in the year ended November 30, 2002. The projected interest expense results from projected operating cash flow increases, and a capital expenditure of $5,000,000, which the Company plans to accomplish in the years ended November 30, 2001, and 2002.

           Liquidity and Capital Resources For the years ended June 30, 1998, and 1999 and the five months ended November 30, 1999, the
           Company reported net losses of $302,952, $1,711,498 and $1,418,578. Operations provided cash of $254,047 and then used cash of $871,479 and $874,300 in each period. Total uses of cash, including property acquisitions, were $2,496,065, $1,789, 015 and $924,166 for each period. Those cash needs were provided primarily through borrowing and issuance of preferred stock.

           The Company projects a net loss of $1,223,000 for its year ended November 30, 2000, with $442,000 of cash required to be used to fund operations. This amount, plus additional capital expenditures projected at $338,000, is expected to be funded by borrowing.

           For the years ended November 30, 2001, and 2002, the Company targets net income of $1,722,000 and $3,551,000. Operating cash flows of $1,689,400 and $4,390,000 are targeted, with projected capital expenditures of $2,100,000 and $2,900,000 in each year.

 Item 7.  Description of Property

 The Company's executive offices and manufacturing facilities are located together in a single building at 10501 FM 720 East, in Frisco, Texas, approximately forty minutes northeast of DFW Airport. Performance Interconnect Corp. leased the building for a 3-year term which began on March 25, 1999. It contains 45,000 square feet. At the this time the Company occupies approximately 85% of the building and estimates that the building is being used at approximately 65% of its capacity. The Company is now running one full, and one partial, manufacturing shift. Utilization can be increased as necessary by making the second shift a full shift and by running a third shift.

 Before  the  December  1999  transation   in  which  the  Company   acquired
 Performance Interconnect Corp. the Company's principal executive offices were in East Hampton, New York.

 Item 8.  Directors, Executive Officers and Significant Employees

 The term of office of each of the directors and directors is one year, beginning on the date of the annual meeting of shareholders, which is held within five months after the end of the fiscal year on November 30.

 D. Ronald Allen, President, Chairman of the Board and Director , age 49. Mr. Allen is a financial consultant and C.P.A. located in Dallas, Texas. From 1971 to 1984, he worked as a tax accountant becoming a partner with KPMG Main-Hurdman prior to its merger with Peat Marwick. Since 1984, Mr. Allen has been an independent consultant and manager of several real estate and venture capital investments in both private and public companies.

 Edward P.  Stefanko, Vice President and Director, age 45.  Mr. Stefanko  has
 served as President and Director of Performance Interconnect since its organization in 1996. From 1995 to 1996 Mr. Stefanko was National Sales Manager for Cuplex, Incorporated, Garland, Texas., supervising two employees. Cuplex is a contract manufacturing operation which at that time had sales of approximately $40 million per year. From 1993 to 1995 he was Vice President Sales of I-CON Industries, Inc., Euless, Texas, where he managed all of I-CON's sales activities, supervising two employees. The assets of I-CON Industries were later acquired by the Company. I-CON's sales during that period approximated $8 million per year.

 Brooks Harman, Secretary and Director, age 52. Mr. Harman has been an officer and Director of Performance Interconnect since it was first organized in 1996, originally serving as Vice President and, since February of 1999 as Chief Operating Officer. He has spent the past fifteen years as a consultant and guiding companies and individuals through financial restructuring. In addition to consulting, Mr. Harman has also been involved in real estate sales and investments.

 Doug Lippincott, National Sales Manager, age 40. Mr. Lippincott joined Performance Interconnect in July of 1999. Before that time he was Regional Sales Manager for Volex in 1998 and 1999, promoting and selling cable assemblies and supervising a sales force of four others. Prior to his service with Volex, Mr. Lippincott had been National Sales Manger for I-CON Industries in 1997, supervising three other employees.

 Robert P. Noland, Plant Manager, age 51. Mr. Noland has served as Plant Manager since October, 1997. He is responsible for operations plans to support development of the RF capability as well as the DWT system , operational plans and control of manufacturing, purchasing, engineering, maintenance and facilities. From November, 1994, to October 1997, Mr. Noland was with P.C. Boards, Inc., Chanute, Kansas There he served first as Operations Manager and later as Quality/Engineering Manager. As Quality/Engineering Manager he implemented and directed all quality activities, provided direction for acquiring ISO 9000 certification and lead the team which updated the preproduction engineering capabilities. As Operations Manager Mr. Noland had day-to-day responsibility for pre-
 production engineering, process engineering, maintenance, quality and manufacturing. From May, 1983, to November, 1995, Mr. Noland served as Manufacturing Manager/Production Manager for P.C. Dynamics, Inc., Frisco, Texas. In that position he directed planning activities and exercise operational cost control in the areas of production, production control, purchasing and shipping/receiving.

 Dan Tucker, Controller, age 48. Mr. Tucker has served as Controller since 1997. From 1995 to 1997 Mr. Tucker was Controller for Holman Boiler Works, Inc., Dallas, Texas. Holman is a $25 million operation providing service, manufacturing and distribution for steam boiler, burners and related components. From 1993 to 1994 he served as Executive Vice President and chief Financial Officer for WBH Industries, Inc., Arlington, Texas. WBH is a $12 million international distributor of builders' hardware, doors and frames to major construction projects.

 Ronald L. Jordan, Quality Manager, age 61. Mr. Jordan has served as Quality Manager since November, 1998. From January 1982, to November, 1998, he was Quality Manager for Cuplex, Inc.

 Steve Hallmark, Account Executive, age 47. Mr. Hallmark has over twenty years of experience in manufacturing, the last eleven with PC Dynamics. With PC Dynamics he has held positions as Engineering Manager, Quality Manager, and Sales Manager. Mr. Jordan's responsibility is sales, and he is concentrating his efforts on the military RF circuit board market.

 Item 9.  Remuneration of Directors and Officers.

 The following chart shows the aggregate annual remuneration of the three highest paid persons who are officers as a group during the Company's last fiscal year:

                                 Capacities in which         Aggregate
      Identity of group        remuneration was received     Remuneration

 Three highest paid persons    As employees (salary)         $353,030.08 (1)
 who are officers as a group
 during the Company's last
 fiscal year

        (1) This figure includes payment into a trust for the family of one officer and consulting fees described in Item 11 of this Part.

 Item 10.  Security Ownership of Management and Certain Security Holders.

      (a)  Voting securities and principal holders thereof.

 Title of                                                          Percent of
  Class      Name and address of owner             Amount owned       Class
  -----      -------------------------             --------------  ----------
 common    Each of the three highest paid persons    4,628,989 (1)    78.90%
 stock     who are officers and directors of the
           Company

 common    All officers and directors as a group     4,628,989 (1)    78.90%
 stock

 common    Each shareholder who owns more than
 stock     10% of any class of the Company's
           securities (there are no shares subject
           to outstanding options):

           Associates Funding Group                  1,249,244 (1)    21.29%

           Winterstone Management, Inc.                905,244 (1)    15.43%

           Stefanko Children's                         932,041 (1)    15.89%
           Irrevocable Trust

           B.C. & Q. Corp.                             849,485 (1)    14.48%

           Summit Innovations                          692,975 (1)    11.81%

       (1) All of this stock is held through a trust or a corporation controlled by an officer or director but not directly by that officer or director.

      (b)  D. Ronald  Allen  holds  the  power  to  vote  the  securities  of
      Associates Funding Group, Winterstone Management, Inc., and B.C. & Q. Corp. Ed Stefanko holds the power to vote the securities of the Stefanko Children's Irrevocable Trust. Brooks Harman holds the power to vote the securities of Summit Innovations.

      (c)  Non-voting securities and principal holders thereof:

                                   Name and address                           Percent
     Title of  Class                   of owner               Amount owned    of Class
     ---------------                   --------               ------------    --------
  Series A Cumulative Preferred    CMLP Group Ltd.             1,770 shs.       59%
  Stock; $10 par value; redemp-    17300 North Dallas Parkway
  tion value of $1,000 per share;  Suite 2040
  dividends of 8% the first year,  Dallas, Texas 75248
  10% the second year, 12% the
  third year, 14% the fourth       Winterstone Management Inc. 1,230 shs.       41%
  year and 16% thereafter          17300 North Dallas Parkway
                                   Suite 2040
                                   Dallas, Texas 75248

  Series B Convertible             Nations Corp.                 900 shs.      100%
  Preferred Stock; dividends
  at rate of 6% of redemption
  value per year; convertible
  into the Company's common
  stock at the rate of $3.00
  per share for five years.

      (d) Options, warrants and rights: None of the individuals referred to subsection (a) above has any option, warrant or right to purchase securities from the Company or any of its subsidiaries.

      (e)  The Company has no parent company.


 Item 11.  Interest of Management and Others in Certain Transactions

      (b) D. Ronald Allen, who is President, Chairman of the Board and a Director of the Company, has received fees from Performance Interconnect Corp. in the amount of $225 per hour for his consulting services prior to his employment by the Company as of January 1, 2000. These fees amounted to $100,585 in the fiscal year ended June 30, 1998, and $150,581 in the fiscal year ended June 30, 1999.

 Item 12.  Securities Being Registered

      (a) The security which is being registered is Common Stock ($0.01 Par Value).

           (1)  Brief outline of

                (i) Dividend rights: Each share of Common Stock ($0.01 Par Value) shares equally in dividends from sources legally available therefor when, as and if declared by directors.

                (ii) Voting rights: All shares of Common Stock ($0.01 Par Value) are entitled to one vote per share. There are no voting securities other than the Common Stock ($0.01 Par Value).

                (iii) Liquidation rights. Upon dissolution of the Company, whether voluntary of involuntary, all shares of Common Stock ($0.01 Par Value) are entitled to share equally in the assets of the Company available for distribution to stockholders.

                (iv)    Preemptive rights:  None

                (v)     Conversion rights:  None

                (vi)    Redemption provisions:  None..

                (vii)   Sinking fund provisions:  None.

                (viii)  Liability to further calls  or  to assessment by  the
                Company:  None


                                   PART II

 Item 1.  Market for Common Equity and Related Stockholder Matters

      (a)  Market Information

           (1) The principal market where the Company's common equity is traded is the National Daily Quotation Sheets.

           (2)  The amount of common equity_

                (i) that is subject to outstanding options or warrants to purchase or securities convertible into, common equity:
                300,000 shares pursuant to a letter agreement dated November 29, 1999, to issue convertible preferred stock, described above

                (ii) that could be sold pursuant to Rule 144 under the Securities Act: 5,516,947 shares.

      (b)  Holders.   There is  only one  class of  common equity,  which  is
      Common Stock ($0.01 Par Value). There are 56 holders of record of the Common Stock ($0.01 Par Value).

      (c)  Dividends.

           (1)  No cash  dividends  have ever  been  declared on  the  common
           equity  of   the  Company   or  of   its  subsidiary   Performance
           Interconnect Corp.

           (2) There are two limitations on the Company's ability to pay dividends on the common stock at this time: First, there are no funds legally available for that purpose. Secondly, the Company's Series A and Series B Preferred Stock is entitled to be paid dividends in preference to any other class of capital stock. This right to dividends is cumulative, commencing on the date the Series A and Series B Preferred Stock was first issued..

 Item 2.  Legal Proceedings

 Neither the Company nor its property is the subject of any pending legal proceeding.




 Item 4.  Recent Sales of Unregistered Securities

 Securities sold within the past three years without registering the securities under the Securities Act:

      (a)
                          Amount     Class of persons
  Date     Title          (shares)   to whom sold           Consideration
  ----     -----          --------   -----------------      -------------
  1-2-00   Common Stock  5,481,947   holders of 99.67% of   99.67% of the common
           ($0.01 Par                the common stock of    stock of Performance
            Value)                   Performance Inter-     Interconnect Corp.
                                     connect Corp.

 12-27-99  Series A          3,000   Holders of all the     All the preferred
                                     preferred stock of     stock of Performance
                                     Performace             Interconnect Corp.
                                     Interconnect Corp.



 11-29-99  Series B            900   Nations Corp.          300,000 shares of
           Preferred Stock                                  common stock of
                                                            uniView Technologies

      (b)    There  have  been  no  underwriters.    The  tabulation  at  (a)
      immediately above describes the persons or class of persons to whom the Company sold the securities.

      (c) There have been no underwriting discounts or commissions. No securities have been sold for cash; the tabulation at (a) immediately above describes the amount of consideration received for securities sold other than for cash.

      (d) The rule of the Commission under which the Company claimed exemption from registration for the transactions described at (a) above is Rule 506. The Company relied upon the following facts: Every one of the persons who acquired stock in that transaction was an accredited investor.

 Item 5.  Indemnification of Directors and Officers
      The Company has no provision for indemnification of officers or directors at this time; although the directors anticipate considering some such provision in the relatively near future.

                                   PART F/S



                                  ESPO'S INC.

                             FINANCIAL STATEMENTS

                     YEARS ENDED NOVEMBER 3O, 1999 AND 1998

                              TABLE OF CONTENTS


                                                       Page No.

 AUDITOR'S REPORT                                          1

 FINANCIAL STATEMENT'S

     Balance Sheets                                        2

     Statements of Opeerations                             3

     Statements of Changes in Stockholder's Equity         4

     Statements of Cash Flows                              5

     Notes to Financial Statements                         6

                             STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOOUNTANT P.C.
                             27 SHELTER HILL ROAD
                              PLAIVIEW, NY 11803

                       TELEPHONE: (516) 933-9781
                       FACSIMILE: (516) 827-1203


                         INDEPENDENT AUDITOR'S REPORT


 To the Board of Directors and Stockholders
 Espo's Inc.
 East Hampton, New York

 I have audited the accompanying balance sheets of Espo's Inc. (a New York corporation) as of November 30. 1999 and 1998, and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company management. My responsibility is to express an opinion on these financial statements based on my audits.

 I conducted my audits in accordance with generally accepted auditing standards. Those Standards require that I plan and perform the audits to obtain reasonable assurances about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits, provide a reasonable basis for my opinion.

 In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Espo's. Inc. as of November 30, 1999 and 1998, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

 /s/

 Stewart H. Benjamin
 Certified Public Accountant, P.C.

 Plainview, New York

 December 21., 1999

                                ESPO'S INC.
                              BALANCE SHEET

                                             November 30,   November 30,
                                                 1999         1998
                                              ---------      ---------
                      ASSETS
  Current Assets:
    Cash                                     $        -     $    7,675
    Accounts receivable                               -         17,259
    Inventory (Note 1)                                -        150,077
    Prepaid insurance                                 -          2,183
                                              ---------      ---------
  Total current assets                                -        177,194
                                              ---------      ---------
  Property and equipment, net (Notes 1 & 3)           -         67,337
                                              ---------      ---------
  Other assets
    Deferred income taxes (Notes 1 & 4)               -          2,529
                                              ---------      ---------
  Total assets                               $        -     $  247,060
                                              =========      =========

  LIABILITIES AND STOCKHOLDERS' EQUITY

  Current Liabilities:
    Accounts payable                         $        -     $   25,293
    Notes payable (Note 5)                            -         50,000
    Due to officer/stockholder (Note 9)               -          5,915
    Current portion of long-term debt                 -          4,089
    Accrued expense                                   -          2,072
    Payroll taxes payable                             -          7,921
    Sales tax payable                                 -          7,803
    Income taxes payable                              -          6,685
                                              ---------      ---------
  Total current liabilities                  $        -     $  109,778
                                              ---------      ---------
   Long-term debt, net of current
    portion (Note 6)                                  -         18,624
                                              ---------      ---------
  Stockholders' Equity: (Note 2)
    Common stock $.01 par value authorized,
      25,000,000 shares, issued and
      outstanding 2,356,250 shares at
      November 30, 1999 and 2,000,230
      shares at November 30, 1998                23,563         20,003
    Additional paid-in capital                  115,896         44,456
    Retained earnings (deficit)                (139,459)        54,199
                                              ---------      ---------
  Total stockholders' equity                          -        118,658
                                              ---------      ---------
  Total liabilities and stockholders' equity $        -     $  247,060
                                              =========      =========

The accompanying notes are an integral part of the financial statements.



                                ESPO'S INC.
                          STATEMENT OF OPERATIONS

                                                       Year          Year
                                                       Ended         Ended
                                                    November 30,  November 30,
                                                       1999          1998
                                                     ---------     ---------
  Sales                                             $  549,322    $  716,829

  Cost of sales                                        332,758       464,367
                                                     ---------     ---------
  Gross profit                                         216,564       252,462

  Selling and administrative expenses                  193,176       227,768
                                                     ---------     ---------
  Income from operations                                23,388        24,694
                                                     ---------     ---------
  Other income (expense)
    Interest income                                         10             -
    Interest expense                                   (11,571)       (6,495)
                                                     ---------     ---------
  Total other income (expense)                         (11,561)       (6,495)
                                                     ---------     ---------
  Income from continuing operations
    before income taxes                                 11,827        18,199

  Income taxes                                           2,621         5,548
                                                     ---------     ---------
  Income from continuing operations                      9,206        12,651

  Discountinued operations (Note 1)
    Loss from sale and transfer of assets             (202,864)            -
                                                     ---------     ---------
  Net income (loss                                  $ (193,658)   $   12,651
                                                     =========     =========
  Net income (loss) per common share                $    (.08)    $      .02
                                                     =========     =========
  Weighted-average common shares outstanding         2,308,458       655,518
                                                     =========     =========

  The accompanying notes are an integral part of the financial statements.


                               ESPO'S INC.
              STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          For the Period November 30, 1997 to November 30, 1999


                                       Common Stock     Additional  Retained
                                   -------------------    Paid-In   Earnings
                                     Shares    Amount     Capital  (Deficit)
                                   ---------  --------   --------  ---------
  Balance at November 30, 1997           150 $   1,000 $   63,459 $   14,423

    Issuance of common stock       2,000,100    19,003    (19,003)         -

    Correction of 1997 error               -         -          -     27,125

    Net income                             -         -          -     12,651
                                   ---------  --------   --------  ---------
  Balance at November 30, 1998     2,000,250    20,003     44,456     54,199

    Issuance of common stock         356,000     3,560     71,440          -

    Net loss for the year                  -         -          -   (193,658)
                                   ---------  --------   --------  ---------
  Balance at November 30, 1999     2,356,250 $  23,563  $ 115,896 $ (139,459)
                                   =========  ========   ========  ==========

  The accompanying notes are an integral part of the financial statements.


                                ESPO'S INC.
                          STATEMENT OF CASH FLOWS
                                                     Year         Year
                                                     Ended        Ended
                                                 November 30,  November 30,
                                                     1999         1998
                                                  ----------   ----------
  CASH FLOWS FROM OPERATING ACTIVITIES
  Continuing Operations
  Net Income                                     $     9,206  $    12,651
    Adjustments to reconcile income to net
     cash used in continuing operations
      Depreciation                                    19,679       17,593
      Deferred income taxes                            2,529       (2,529)
      Change in assets and liabilities:
        Increase in accounts receivable               17,259      (17,259)
        Increase in inventories                      150,077      (59,127)
        (Increase) Decrease in prepaid expenses        2,183       (2,183)
        Increase in accounts payable                 (25,293)      18,895
        Decrease in accrued expenses                  (2,072)       2,072
        Increase (Decrease) in payroll tax payable    (7,921)       7,921
        Increase in sales tax payable                 (7,803)       7,803
        Increase in income taxes payable              (6,685)       6,685
                                                  ----------   ----------
     CASH USED IN CONTINUING OPERATIONS              151,159       (7,478)

  Discontinued operations
     Loss from sale and transfer of assets          (202,864)           -
                                                  ----------   ----------
     NET CASH USED IN OPERATING ACTIVITIES           (51,705)      (7,478)
                                                  ----------   ----------
  CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment              (11,728)     (35,256)
    Transfer of property and equipment                59,386            -
                                                  ----------   ----------
     NET CASH PROVIDED BY (USED IN)
       INVESTING ACTIVITIES                           47,658      (35,256)
                                                  ----------   ----------
  CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from line of credit                     183,500       15,000
    Repayment of line of credit                     (179,000)           -
    Transfers of line of credit                      (54,500)           -
    Proceeds from long-term borrowing                      -       23,995
    Payments on long-term borrowing                   (4,089)      (1,282)
    Transfer of long-term borrowing                  (18,624)           -
    Loans from officer/stockholder                    17,910        5,915
    Transfer of loans from officer/stockholder       (23,825)           -
    Proceeds from issuance of common stock            75,000            -
                                                  ----------   ----------
     NET CASH PROVIDED BY (USED IN)
       FINANCING ACTIVITIES                           (3,628)      43,628
                                                  ----------   ----------
  NET INCREASE (DECREASE) IN CASH                     (7,675)         894

  CASH, BEGINNING OF YEAR                              7,675        6,781
                                                  ----------   ----------
  CASH, END OF YEAR                              $         - $      7,675
                                                  ==========   ==========

  SUPPLEMENTAL DISCLOSURES OF CASH
   FLOW INFORMATION
      Cash paid during the year for:
        Interest                                 $    12,538  $     6,115
                                                  ==========   ==========
        Income Taxes                                   7,323        1,392
                                                  ==========   ==========

 The accompanying notes are an integral part of the financial statements.


                                 ESPO'S INC.
                        Notes, to Financial Statements


 Note 1 - Summary of Significant Accounting Policies


 The financial statements presented are those of Espo's, Inc. (the "Company"). The Company was incorporated under the laws of the State of New York on November 29, 1990. The Company's business activities involve retail and wholesale sales of beach and surfing related apparel, sporting goods and accessories. Retail sales are a seasonal portion of the Company's operations.

 Discontinued Operations

 Pursuant to an Agreement and Plan of Reorganization between the Company and Performance Interconnect Corp. ("PIC"), a Texas corporation, whereby the two companies entered into a stock-for-stock reverse merger transaction effective December 23, 1999, the Company has transferred and assigned all of its assets and liabilities and its on-going business operations J. Espo's Inc., a New York corporation for $1 and some consideration. The Company issued and exchanged 5,500,000 shares of Rule 144 restricted shares for a minimum of 99% of PIC's issued and outstanding common stock totaling
 2,437,000 shares in a transaction qualifying as tax-free, stock-for-stock exchange pursuant to Section 368 (a)(1)(B) of the Internal Revenue Code. Pursuant to the agreement, the current officers and directors of the Company will resign their positions and PIC designees will be appointed as the new management and Board of Directors. Subsequent to the balance sheet date, the Company cancelled 1,97l,250 of its restricted shares held by the Company's officers and directors. The balance of the Company's 385,000 shares issued and outstanding, of which 350,000 shares shall be free trading, will be named by its shareholders.

 Use of Estimates in the Preparation of Financial Statements

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during this period. Actual results, could differ from those estimates.


 Inventory

 Inventory is stated at the lower of cost or market, with cost determined on a first-in first-out basis and market based on the lower of replacement cost or realizable value.

                                 ESPO'S Inc.
                        Notes to Financial Statements


 Property and equipment and depreciation

 Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purpose is computed using combinations of the straight line and accelerated methods over the estimated lives of the respective assets. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the re1ated cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income.

 Income Taxes

 The Company uses Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS No. 109) in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using the enacted tax rate in effect in the years in which the temporary differences are expected to reverse. The differences relate solely to depreciable assets, (use of different depreciation methods and lives for financial statement and income tax purposes).


 Net Income (Loss) Per Common Share

  Net income (loss) per common share  is computed by dividing the net  income
 (loss) by the weighted average shares outstanding during the year.


 Note 2 - Common Stock Transactions

 During the year ended November 30, 1999, the Company issued 300,000 shares of free trading common stock to individual shareholders at $.25 per share, 50,000 shares of free trading common stock to the Company's financial consultant for services rendered, and 6,000 shares of restricted common stock to officers and directors of the Company for services, and costs advanced. Subsequent to the balance sheet date, the Company cance1ed 1,971,250 of its restricted shares held by the Company's officers and directors. The balance of the Company's 385,000 shares issued and outstanding, of which 350,000 shares shall be free trading, will be retained by its shareholders.

                                 ESPO'S INC.
                        Notes to Financial Statements

 Note 3 - Property and Equipment

 Property and equipment consisted of the following at November 30, 1998:

     Machinery and equipment                    $ 7,922
     Furniture and fixtures                       8,840
     Automobile                                  30,795
     Leasehold improvements                      49,255
                                                 ------
                                                 96,812
     Less Accumulated depreciation               29,475
                                                 ------
                                                $67,337
                                                 ======

 During the year ended November 30, 1999, the Company purchased machinery and equipment totaling $1,742 and furniture and fixtures totaling $9,986. The Company's property and equipment was transferred to J. Espo's Inc. on November 30, 1999 at its book value of $59,386.

 Deprecation expense of $19,679 and $17,593 was charged to operations for the year ended November 30, 1999 and 1998.


 Note 4 - Income Taxes

 Income  tax expense  is based  on reported  results of  operations; deferred
 income taxes  reflect the  impact  of temporary  differences.   Income taxes
 consisted of the following at November 30, 1999 and 1998:

                                              1999      1998
                                              -----     -----
    Current taxes
      Federal                                $1,775    $4,072
      State                                   1,221     2,930
                                              -----     -----
                                              2,996     7,002
                                              -----     -----
    Deferred tax expense (benefit)
      Federal                                   256    (1,601)
      State                                     148      (928)
                                              -----     -----
                                                404    (2,529)
                                              -----     -----
    Effect of prior year (over)
      under-accrued taxes                      (779)    1,075
                                              -----     -----
                                             $2,621    $5,548
                                              =====     =====

                                 ESPO'S INC.
                        Notes to Financial  Statements


 Note 5 - Note Payable

 The Company has a bank line of credit with Bridgehampton National Bank that provides short term borrowings up to $100,000. Interest on advances is payable monthly at two percent over the prime rate. The note payable to the bank is collateralized by cash deposits, inventories and equipment, and is guaranteed by an officer/shareholder of the Company. Pursuant to the Plan of reorganization, the Company's line of credit and lien against its assets will be released by the bank, and the outstanding balance of $54,500 at November 30, 1999 was transferred to the surviving company, J. Espo's Inc.

 Note 6 - Long-term Debt

 Long-term debt consists of an automobile loan payable to Suffolk County National Bank in monthly installments of $500 inclusive of interest at a rate of 9.15%. The loan matures on July 29, 2003 and is guaranteed by an officer/shareholder of the Company. Interest expense related to the automobi1e loan of $1,9l0 and $717 was charged to operations for the years ended November 30, 1999 and 1998. Pursuant to the Plan of Reorganization, the Company's loan will be released by the bank, and the outstanding balance of $18,624 at November 30, 1999 was transferred to the surviving company,
 J. Espo's Inc.

 Note 7 - Lease Commitment

 The Company 1eases its primary retail space under a non-cancelable operating lease that expires in May 2000. Pursuant to the Plan of Reorganization, the Company's obligation for the remainder of the lease was transferred to
 J. Espo's Inc. on November 30, 1999.

 Rent expense of $23,963 and $39,955 was charged to operations for the years ended November 30, 1999 and 1998.

 Note 8 - Litigation

 The Company is a defendant in a lawsuit commenced by a former supplier on July 1, 1996. The Company executed a counterclaim for damages caused by an alleged defective tender of delivery. The Company expects to obtain a favorable judgment in the case. However, the ultimate outcome of this litigation is unknown at the present time. Accordingly, no provision for any liability that may result has been made in the accompanying financial statements. In the opinion of management, the existing litigation is not considered to be material in relation to the Company's financial position immediately prior to the transfer of its assets to J. Espo's. The president of the Company and J. Espo's Inc. will assume the role of defendants subsequent to the Plan of Reorganization.

                                 ESPO'S INC.
                        Notes to Financial  Statements

 Note 9 - Related Party Transactions
 The Company leases its Easthampton, New York store from a corporation that is 5O% owned by the Company's stockholder. The lease requires monthly payments of $1,600, and the Company is responsible for all insurance and utilities.

 The Company was indebted to an officer/shareholder for expenses advanced on behalf of the Company, in the amount of $23,825 immediately prior to November 30, 1999. Such balance was transferred to J. Espo's Inc. on November 30, 1999 pursuant to the Plan of Reorganization. There were no specific repayment terms on the amount due to an officer/stockholder.

                        PERFORMANCE INTERCONNECT CORP.

                      Consolidated Financial Statements
                          For the Five Months Ended
                              November 30, 1999
                                     and
                             For the Years Ended
                            June 30, 1999 and 1998

                        PERFORMANCE INTERCONNECT CORP.

                              Table of Contents



                                                                   Page

      Independent Auditors' Report                                  1


      Consolidated Financial Statements:

                Consolidated Balance Sheets                         2


                Consolidated Statements of Operations               3

                Consolidated Statements of Stockholders' Equity     4
                  (Deficit)

                Consolidated Statements of Cash Flows               5

                Notes to Consolidated Financial Statements        6 - 21

 INDEPENDENT AUDITORS' REPORT


 To the Board of Directors and Stockholders
 PERFORMANCE INTERCONNECT CORP.
 Frisco, Texas

 We have audited the accompanying consolidated balance sheets of PERFORMANCE INTERCONNECT CORP. as of November 30, 1999, June 30, 1999, and June 30,
 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the five months ended November 30, 1999 and the years ended June 30, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PERFORMANCE INTERCONNECT CORP. as of November 30, 1999, June 30, 1999, and June 30, 1998, and the results of its operations and cash flows for the five months ended November 30, 1999 and the years ended June 30, 1999 and 1998, in conformity with generally accepted accounting principles.

 s/ Travis, Wolff & Company, L.L.P.

 January 14, 2000

                        PERFORMANCE INTERCONNECT CORP.

                         Consolidated Balance Sheets


                                     November 30,           June 30,
 ASSETS                                 1999          1999           1998
                                      ---------     ---------      ---------
 Current assets:
  Cash                               $        0    $    7,753     $   52,311
  Securities available for sale         450,000             0              0
  Trade accounts receivable, net        719,961       619,564        129,510
  Other receivables                     114,193        22,768          1,500
  Inventory                             896,442     1,258,376        297,941
  Prepaid expenses                       35,393        48,257         13,194
                                      ---------     ---------      ---------
          Total current assets        2,215,989     1,956,718        494,456
                                      ---------     ---------      ---------
 Property and equipment, net
   of depreciation                    3,213,324     3,387,364      2,887,333
                                      ---------     ---------      ---------
 Other assets:
  Goodwill, net of amortization         507,657       528,000              0
  Loan origination fees, net
    of amortization                      63,107        71,507              0
  Deposits                                8,270         7,345              0
                                      ---------     ---------      ---------
                                        579,034       606,852              0
                                      ---------     ---------      ---------
         Total Assets                $6,008,347    $5,950,934     $3,381,789
                                      =========     =========      =========
 LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities:
 Note payable                        $        0    $  193,025     $        0
 Current maturities of long-term debt   983,464       947,623              0
 Lines of credit                        915,461       575,255              0
 Current portion of royalty payable     300,000       300,000              0
 Accounts payable                     1,243,663     1,164,704        607,572
 Advances payable to related parties     15,000        15,000        296,200
 Accrued expenses                       623,232       681,982        297,206
                                      ---------     ---------      ---------
         Total current liabilities    4,080,820     3,877,589      1,200,978
                                      ---------     ---------      ---------
 Noncurrent liabilities:
  Dividends and sinking fund payable    277,448       200,448         23,810
  Long-term debt                      2,127,279     1,566,519         50,000
  Royalty payable                        75,000       200,000              0
                                      ---------     ---------      ---------
         Total noncurrent liabilities 2,479,727     1,966,967         73,810
                                      ---------     ---------      ---------
 Stockholders' equity (deficit):
 Preferred stock; par value $10.00,
   2,000,000 shares authorized;
   Series A, 3,000 shares authorized,
   2,452 shares issued and
   outstanding; 6% dividend on the
   aggregate liquidation preference
   of $4,960,574                         24,520        24,520         24,520
 Additional paid-in capital,
   preferred stock                    1,984,567     2,108,567      2,406,167
 Preferred stock subscribed, funded
   and unissued                         900,000             0              0
 Stock redemption fund - Series A
   Preferred                            (60,800)      (44,800)        (6,400)
 Common stock; par value  $0.01,
   25,000,000 shares authorized,
   5,866,947 shares issued and
   outstanding                           58,669        54,819         54,819
 Additional paid-in capital,
   common stock                          (9,294)       (5,444)       (52,319)
 Accumulated deficit                 (3,449,862)   (2,031,284)      (319,786)
                                      ---------     ---------      ---------
      Total stockholders'
        equity (deficit)               (552,200)      106,378      2,107,001
                                      ---------     ---------      ---------
      Total Liabilities and
        Stockholders' Equity         $6,008,347    $5,950,934     $3,381,789
                                      =========     =========      =========

                       PERFORMANCE INTERCONNECT  CORP.

                    Consolidated Statements of Operations

                                For the Five                  From Operational
                                Months Ended   For the Year   Inception, July 1,
                                November 30,      Ended          1997 through
                                   1999        June 30, 1999    June 30, 1998
                                 ----------    ----------         ----------
 Net sales                      $ 3,867,356   $ 4,929,029        $ 1,122,379

 Cost of sales                    4,516,367     4,584,351            947,276
                                 ----------    ----------         ----------
 Gross profit (loss)               (649,011)      344,678            175,103
                                 ----------    ----------         ----------
 Expenses
   General and administrative       472,173     1,388,039            254,399
   Depreciation and
     amortization (Note 4)           44,971        29,828
   Moving expense                         0       221,774                  0
   Loss on disposal of equipment          0        45,619                  0
                                 ----------    ----------         ----------
                                    517,144     1,685,260            256,424
                                 ----------    ----------         ----------
 Loss from operations            (1,166,155)   (1,340,582)           (81,321)
                                 ----------    ----------         ----------
 Other income (expense):
   Interest expense                (252,423)     (319,131)          (450,736)
   Interest income                        0             0            239,577
   Miscellaneous expense                  0       (51,785)           (10,472)
                                 ----------    ----------         ----------
                                   (252,423)     (370,916)          (221,631)
                                 ----------    ----------         ----------
 Income (loss) before provision
   for income taxes              (1,418,578)   (1,711,498)          (302,952)

 Provision for income taxes               0             0                  0
                                 ----------    ----------         ----------
 Net loss                       $(1,418,578)  $(1,711,498)       $  (302,952)
                                 ==========    ==========         ==========
 Loss available to common stock $(1,418,578)  $(1,711,498)       $  (352,552)
                                 ==========    ==========         ==========
 Loss per share - basic         $     (0.26)  $     (0.31)       $     (0.06)
                                 ==========    ==========         ==========
 Loss per share - diluted       $     (0.26)  $     (0.31)       $     (0.06)
                                 ==========    ==========         ==========


                                              PERFORMANCE INTERCONNECT CORP.

                                   Consolidated Statements of Stockholders' Equity (Deficit)



                      Preferred Stock                                      Common Stock
                      --------------------------------------------------   -------------------------------------------------------
                                      Additional  Subscribed,   Stock                        Additional
                                        Paid-in  Funded, and  Redemption                       Paid-in   Accumulated
                      Shares   Amount   Capital    Unissued      Fund      Shares     Amount   Capital      Deficit       Total
                      ------------------------------------------------------------------------------------------------------------
 Beginning balance at
   July 1, 1997            0  $     0  $        0  $      0  $      0      5,481,947  $54,819 $      0   $   (16,834)  $    37,985
  Net loss                 0        0           0         0         0              0        0        0      (302,952)     (302,952)
  Shares issued in
    exchange for debt  2,452   24,520   2,455,767         0         0              0        0        0             0     2,480,287
  Amounts contributed
    to redemption fund     0        0           0         0    (6,400)             0        0        0             0        (6,400)
  Cash dividends -
    preferred stock        0        0     (49,600)        0         0              0        0        0             0       (49,600)
  1-for-4 reverse
    stock split            0        0           0         0         0  1,069,630,364        0        0             0             0
  Recapitalization         0        0           0         0         0      4,111,460        0  (52,319)            0       (52,319)
                       -----   ------   ---------    ------   -------  -------------   ------   ------    ----------    ----------
 Balance at
   June 30, 1998       2,452   24,520   2,406,167         0    (6,400)     5,481,947   54,819  (52,319)     (319,786)    2,107,001
  Shares issued            0        0           0         0         0         21,927      219        0             0           219
  35,433 for 100,000
    reverse stock split    0        0           0         0         0  1,072,842,785        0        0             0             0
  Amounts contributed to
    redemption fund        0        0           0         0   (38,400)             0        0        0             0       (38,400)
  Dividends - preferred
    stock                  0        0    (297,600)        0         0              0        0        0             0      (297,600)
  Shares issued            0        0           0         0         0         41,115      411   46,464             0        46,875
  Net loss                 0        0           0         0         0              0        0        0    (1,711,498)   (1,711,498)
  Recapitalization         0        0           0         0         0        835,997     (630)     411             0          (219)
                       -----   ------   ---------    ------   -------  -------------   ------   ------    ----------    ----------
 Balance at
   June 30, 1999       2,452   24,520   2,108,567         0   (44,800)     5,481,947   54,819   (5,444)   (2,031,284)      106,378
  Amounts contributed
    to redemption fund     0        0           0         0   (16,000)             0        0        0             0       (16,000)
  Dividends - preferred
    stock                  0        0    (124,000)        0         0              0        0        0             0      (124,000)
  Subscribed, funded and
    unissued - preferred
    stock                  0        0           0   900,000         0              0        0        0             0       900,000
  Net loss                 0        0           0         0         0              0        0        0    (1,418,578)   (1,418,578)
  Recapitalization         0        0           0         0         0              0        0        0             0             0
  Acquired equity          0        0           0         0         0        385,000    3,850   (3,850)            0             0
 Balance at
                       -----   ------   ---------    ------   -------  -------------   ------   ------    ----------    ----------
   November 30, 1999   2,452  $24,520  $1,984,567  $900,000  $(60,800)     5,866,947  $58,669  $(9,294)  $(3,449,862)  $  (552,200)


                              PERFORMANCE INTERCONNECT

                        Consolidated Statements of Cash Flows


                                             For the Five               From Operational
                                             Months Ended  For the Year Inception, July 1,
                                             November 30,  Ended  1997      through
                                                 1999     June 30, 1999  June 30, 1998
                                               ----------   ----------   ----------
 Cash flows from operating activities:
  Net loss                                    $(1,418,578) $(1,711,498) $  (302,952)
  Adjustments to reconcile net loss
    to net cash provided by (used in)
    operating activities:
  Depreciation and amortization                   237,647      403,424       84,566
  Loss on disposal of assets                            0       45,619            0
  Inventory allowance                               2,686      (60,956)      30,000
  Changes in operating assets and liabilities:
    Increase in  trade accounts receivable       (100,397)    (197,029)    (129,510)
    (Increase) decrease in other receivables       10,260      (21,268)      (1,500)
    (Increase) decrease in inventory              361,934     (154,000)    (297,941)
    (Increase) decrease in prepaid expenses        12,864      (35,063)     (13,194)
    Increase in other assets                         (925)     (82,616)           0
    Increase in accounts payable                   78,959      557,132      607,572
    Increase (decrease) in accrued expenses       (58,750)     384,776      277,006
                                               ----------   ----------   ----------
      Total adjustments                           544,278      840,019      556,999
                                               ----------   ----------   ----------
  Net cash provided by (used in)
    operating activities                         (874,300)    (871,479)      254,04
                                               ----------   ----------   ----------
 Cash flows from investing activities:
  Acquisition of property and equipment           (49,866)    (917,536)    (173,912)
  Investment in notes and advances receivable           0            0   (2,576,200)
                                               ----------   ----------   ----------
    Net cash used in investing activities         (49,866)    (917,536)  (2,750,112)
                                               ----------   ----------   ----------
 Cash flows from financing activities:
  Advances from related party                           0       15,000       496,200
  Dividends paid                                        0     (159,362)      (32,190)
  Payments on note payable                       (193,025)    (100,000)            0
 Payments on royalty payable                     (125,000)           0             0
 Proceeds from long-term debt                   1,095,901    1,623,714     2,080,000
 Payments on long-term debt                      (201,669)    (257,025)            0
 Net proceeds from line of credit                 340,206      575,255             0
 Proceeds from sale of stock                            0       46,875             0
                                               ----------   ----------   ----------
  Net cash provided by financing activities       916,413    1,744,457     2,544,010
                                               ----------   ----------   ----------
 Increase (decrease) in cash                       (7,753)     (44,558)       47,945

 Cash, beginning of period                          7,753       52,311         4,366
                                               ----------   ----------   ----------
 Cash, end of period                          $         0  $     7,753  $     52,311
                                               ==========   ==========    ==========


 For supplemental disclosures of cash flow information, see Note 9.

 Note 1 - Summary of Significant Accounting Policies


 History and organization

 The consolidated financial statements include the accounts of PERFORMANCE INTERCONNECT CORP. ("PI")and its wholly owned subsidiaries, Varga Investments, Inc. and PC DYNAMICS OF TEXAS INC. (collectively referred to as the "Company"). PERFORMANCE INTERCONNECT CORP. was incorporated in Texas in 1996 and began operations in 1998. Through its subsidiaries, the Company has acquired certain assets and liabilities of two high tech manufacturing operations in North Texas. The acquisitions were accounted for as a purchase. The Company is involved in the design and manufacture of multi-wire and rf/microwave circuit boards for sale and distribution throughout the United States.

 Subsequent recapitalization

 On November 18, 1999, the major stockholder and chairman of the Company signed a letter of intent with the president of ESPO's, Inc., an unrelated, publicly traded entity, whereby the Company would be recapitalized through a reverse acquisition merger with ESPO's, Inc. Under the agreement, the Company agreed to cause its stockholders to exchange at least 99% of Company common stock for up to 5,500,000 shares of restricted common stock in ESPO's, Inc. The transaction was completed and consummated on December 21, 1999 and retroactively applied to the financial statements presented herein. ESPO's capital structure after the recapitalization consists of 5,481,947 shares of common stock distributed to the stockholders of the Company and 385,000 shares in public float or owned by the previous principals of ESPO's, Inc.

 Subsequent to closing the recapitalization, ESPO's Inc. elected new directors, officers and amended the articles of incorporation to permit preferred stock. The preferred stock of the Company was exchanged under identical terms with the newly authorized preferred stock of ESPO's.

 Principles of consolidation

 All significant inter-company accounts and transactions have been eliminated in consolidation.

 Inventory

 The Company's inventory is valued at the lower of cost, determined on a first-in, first-out basis, or market.

 Property and equipment

 The majority of the Company's property and equipment was acquired through the purchase transactions described above and in Note 9. These assets are shown at their acquisition value (approximate fair market value) less accumulated depreciation. Subsequent acquisitions of property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the underlying assets ranging from 3 to 10 years. The cost of normal maintenance and repairs is charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of items sold, or otherwise disposed of, and he related accumulated depreciation or amortization, are removed from the accounts and any gains or losses are reflected in current operations.

 In addition, the Company periodically reviews all long-lived assets, including intangibles, in order to ascertain that the carrying value of the asset is recoverable. For the balance sheets presented herein, it is the Company's estimate that the net future cash flows from the use or disposal of all long-lived assets are greater than their carrying value and, therefore, impairment is not considered necessary.

 Securities available for sale

 These securities are equity stocks in a publicly traded company that are anticipated to be held for investment or used as collateral for future borrowings and as such are classified as available for sale. These securities are carried at their fair market value which, at November 30, 1999, equals their historic cost. Any subsequent unrealized gain or loss will be reflected as an element of equity on the balance sheet. See Note 9.

 Other assets

 Included in  other assets  are loan  origination fees  and goodwill.    Loan
 origination fees are being amortized using the interest method over the expected life of the loan.

 Goodwill is the  excess cost over  fair value of  net assets  acquired.   It
 originated from the Company's 1999 acquisition as discussed in Note 9 and is being amortized over 40 years using the straight-line method.

 Deferred income taxes

 Deferred taxes are calculated on temporary differences resulting from different financial and income tax reporting methods used to recognize income and expenses. These differences result primarily from the methods used to calculate depreciation, amortization, accrued vacation and the allowance for doubtful accounts. See Note 8.

 Concentration of risk

 The Company may, on occasion, have cash balances in bank accounts in excess of the federally insured limits. The Company has not experienced any losses from these accounts and management does not believe it has any significant risk related to these accounts.

 At November 30, 1999, there was approximately $816,000 of trade receivables due from four customers. This accounted for approximately 67% of trade receivables, including receivables factored with recourse. Additionally, sales to these four customers accounted for approximately $2,534,000 of revenue (65%) for the five months ending November 30, 1999. See Note 3.

 At June 30, 1999, amounts due from four customers, totaling approximately $760,000, accounted for approximately 78% of trade receivables, including receivables factored with recourse. Approximately $3,400,000 of revenue (68%) for the year ended June 30, 1999 was attributable to three of these customers.

 At June 30, 1998, amounts due from three customers, totaling $338,049, accounted for approximately 60% of trade receivables. Additionally, approximately $612,000 of revenues (55%) for the period ended June 30, 1998 was attributable to two of these customers.

 In addition, the Company occasionally uses a factor for a select group of receivables. Due to the nature of the receivables factored, the Company accounts for these transactions as if the receivables have been sold. See
 Note 3.

 Earnings (loss) per share

 Basis earnings per share is calculated by dividing the income (loss) available to common stock (the numerator) by the weighted average number of shares of common stock outstanding during the period (the denominator). At November 30, 1999, the weighted average number of shares outstanding was 5,484,463 and at June 30, 1999 and 1998, the weighted average number of shares outstanding was 5,481,947.

 Diluted earnings per share adds to the denominator those securities that if converted would cause a dilutive effect to the calculation. To compute the weighted average number of shares outstanding for the calculation of the diluted earnings per share, the number of shares vested in the employee stock option plan must be included in the denominator on a weighted average basis. At November 30, 1999, June 30, 1999 and 1998, the weighted average number of shares outstanding were 5,511,093, 5,490,848, and 5,481,947, respectively.

 Use of estimates

 The preparation of financial statements requires management to make estimates and assumptions that effect the financial statements at, and during the reporting periods. Actual results could differ from these estimates.

 Cash equivalents

 For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

 Note 2 - Inventory

 Inventories consist primarily of the following:

                           November 30,           June 30,
                            --------      ------------------------
                              1999           1999           1998
                            --------      ---------       --------
      Finished goods       $       0     $        0      $       0
      Work in progress       573,562        926,352        164,498
      Raw materials          322,880        332,024        133,443
                            --------      ---------       --------
      Total inventory      $ 896,442     $1,258,376      $ 297,941
                            ========      =========       ========

 The Company utilizes batch processing for orders from clients that are part of an existing purchase and delivery contract. The Company only produces an amount sufficient to complete the order and provide for quality control inspections. Once a batch is complete, it is immediately shipped to the customer, thus eliminating the need to warehouse finished goods.

 Note 3 - Trade Accounts Receivable

 The Company maintains an agreement to factor select accounts receivable with a financing group. The Company receives 85% of the face amount of qualifying invoices and the remaining 15% is held by the factor as a reserve until the invoice is collected, whereby the reserve is then refunded to the Company less applicable fees. Trade invoices factored represents all invoices that have not been collected by the factor through November 30, 1999. The reserve uncollected amount represents the difference between the face amount of the invoices factored and the advances received from the factorer. All invoices are factored with recourse to the Company.

 Accounts receivable consists of the following:

                                 November 30,         June  30,
                                  ----------    ----------------------
                                     1999        1999         1998
                                  ----------    ---------   ----------
 Accounts receivable - trade     $ 1,118,450   $  973,363  $   592,534
      Trade invoices factored       (489,500)    (404,843)    (578,087)
      Reserve uncollected            113,942       73,975      131,994
      Allowance for bad debts        (22,931)     (22,931)     (16,931)
                                  ----------    ---------   ----------
 Trade accounts receivable, net  $   719,961   $  619,564  $   129,510
                                  ==========    =========   ==========

 Note 4 - Property and Equipment

 Property and equipment consist of the following:

                                 November 30,           June 30,
                                  ----------    ------------------------
                                      1999         1999          1998
                                  ----------    ----------    ----------
 Furniture and fixtures          $    55,707   $    53,707   $    45,224
 Computers                            67,633        52,104        44,959
 Vehicles                             47,520        47,520         2,246
 Production equi                   3,633,486     3,604,963     2,858,621
 Leasehold improvements               88,017        84,203        20,849
                                  ----------    ----------    ----------
                                   3,892,363     3,842,497     2,971,899
 Less accumulated depreciation
      and amortization               679,039       455,133        84,566
                                  ----------    ----------    ----------
                                 $ 3,213,324   $ 3,387,364   $ 2,887,333
                                  ==========    ==========    ==========

 Depreciation expense for the five months ended November 30, 1999 totaled $223,904 of which $192,676 was included in cost of sales for depreciation on production equipment. Amortization expense of intangible assets totaled approximately $13,700 for the five months ended November 30, 1999.

 Depreciation expense for the year ended June 30, 1999 totaled $399,660 of which $373,595 was included in cost of sales for depreciation on production equipment. Amortization expense of intangible assets totaled approximately $3,800. Depreciation expense for the period ended June 30, 1998, totaled $84,566 of which $82,541 was included in costs of sales for depreciation on production equipment.

 Note 5 - Lines of Credit

 On March 25, 1999, a subsidiary of the Company entered in to an agreement for a line of credit with a financial institution. The agreement allows borrowings of up to the greater of $1,500,000 or a set percentage of receivables and inventory. Interest is payable monthly with the principal due at maturity. The agreement matures March 24, 2001, and shall be automatically renewed for successive periods of one year unless otherwise terminated as provided. Interest accrues at the Citibank, N.A. prime rate (8.25% at November 30, 1999), plus 3%. The agreement is collateralized by a first lien on specific assets of the Company and is guaranteed by a stockholder and entities related through common ownership. The line of credit also subjects the subsidiary to certain financial and negative covenants. At November 30, 1999, the subsidiary was subject to financial covenants that required the subsidiary to maintain a current ratio of 1.0 or better and a net worth of at least $450,000. The subsidiary was in violation of both covenants at November 30, 1999 and, therefore, requested and received a waiver of those terms for the period ending November 30, 1999. For the period ending June 30, 1999, the subsidiary requested and received a similar covenant waiver. At November 30, 1999 and June 30, 1999, the outstanding balance on this line of credit was $661,635 and $575,255, respectively, and is classified as a current liability due to the lenders waiver not extending beyond the current reporting period. See Note 15.

 In addition, the Company has a line of credit with its major stockholder whereby the stockholder has agreed to provide funding in the event outstanding checks are presented to the bank and the Company has inadequate funds in its account. These advances are to be repaid upon the Company receiving adequate cash or if significant funds are raised through an equity offering. The funds accrue nterest at approximately 18% and at November 30, 1999, the outstanding balance was $253,826.

 Note 6 - Note Payable

 In connection with the assets purchased during the year ended June 30, 1999, as described in Note 9, the Company incurred a note payable to the seller. The note accrued interest at the prime rate plus 1% and was payable in monthly payments of $50,000 plus interest. The note was collateralized by a subordinate lien on specific assets and guaranteed by the Company and a stockholder of the Company. The balance of the note at June 30, 1999 was $193,025 and has subsequently been paid in full.

 Note 7 - Long-term Debt

 Long-term debt consists of the following:

                                         November 30,         June 30,
                                             1999        1999          1998
                                           ---------    --------     ---------
 Note payable to a shareholder due
 August 2002.  Interest accrues at 24%
 and is due at maturity.  The loan is
 collateralized by a partial second lien
 on certain assets of the Company.        $   50,000   $   50,000   $   50,000

 Notes payable to an individual due
 May and June 2001.  Interest accrues
 at 24% and is payable monthly. The
 loan is collateralized by a subordinated
 lien on the Company's assets.               275,000      275,000            0

 Notes payable to stockholders,
 refinanced with debt to third parties.
 See Note 9.                                       0      665,984            0

 Note payable to the seller originating
 from purchase of assets, maturing
 March 2000.  Interest accrues at the
 prime rate (8.25 % at November 30,
 1999), plus 1%.  In July 1999, the
 note was restructured whereby the
 payments to be made were $26,610
 per month plus accrued interest.
 The note is collateralized by a
 subordinated lien on specific
 corporate assets.  The note is
 guaranteed by the Company and
 a stockholder of the Company.            $  640,429   $  773,479   $        0

 Note payable to a bank maturing
 March 2004. The note is payable in
 monthly installments of $586,
 including interest accrued at 9.74%.
 The note is collateralized by a
 Company vehicle.                             25,560       26,679            0

 Notes payable to a financial
 institution maturing July 2000.
 Interest accrues at the prime rate
 (8.25% at November 30, 1999), plus
 4% and is payable in monthly
 payments of $7,750 plus accrued
 interest.  The notes are collateralized
 by a first lien on specific assets of
 the Company.  The notes also require
 specific financial and negative
 covenants.  See Note 15.                 $  337,500   $  375,000   $        0

 Note payable to a financial
 institution maturing March 2001.
 Interest accrues at the prime rate
 (8.25% at November 30, 1999), plus
 3% and is payable in monthly
 payments of $6,000 plus accrued
 interest.  The note is collateralized
 by a first lien on specific assets of
 a subsidiary of PI.  The note also
 requires specific financial and
 negative covenants. See Note 15.         $  318,000      348,000   $        0

 Notes payable to a third party
 maturing January 1, 2001.  Interest is
 accrued at 18% and is payable
 monthly.  The notes are
 collateralized by a security agreement
 for various corporate assets.             1,214,254            0            0

 Note payable to a third party
 maturing September 30, 2000.
 Interest is accrued at 17% and is
 payable monthly.  The note is
 collateralized by a security agreement
 for various corporate assets.            $  250,000            0            0
                                           ---------    --------     ---------
                                           3,110,743    2,514,142       50,000
 Less amounts classified as current          983,464      947,623            0
                                           ---------    --------     ---------
 Total long-term debt                     $2,127,279   $1,566,519   $   50,000
                                           =========    =========    =========

 The minimum annual principal payments on long-term debt are as follows for the years ending November 30.

                2000      $   983,464
                2001        2,059,899
                2002           57,659
                2003            6,469
                2004            3,252
                Thereafter          0
                           ----------
                          $ 3,110,743
                           ==========
 Note 8 - Income Taxes

 Due to losses generated during the periods ending November 30, 1999, June 30, 1999, and June 30, 1998, the Company has available a net operating loss carryforward of approximately $3,800,000. In view of this loss and the uncertainty of the Company's near-term profitability, management has estimated the Company's current tax liability to be zero. The current estimated net operating losses will expire in the years 2013 through 2015.

 The estimated net deferred taxes consist of the following:

                             November 30,               June 30,
                             -----------       --------------------------
                                   1999           1999            1998
                             -----------       ----------      ----------
 Deferred tax asset         $  1,290,000      $   755,000     $   110,000
 Deferred tax asset
   valuation allowance        (1,290,000)        (755,000)       (110,000)
 Deferred tax liability                0                0               0
                             -----------       ----------      ----------
                            $          0      $         0     $         0
                             ===========       ==========      ==========

 Note 9 - Cash Flow Information

 Non-cash transactions

 During the five months ended November 30, 1999, the Company continued to receive cash advances from entities related through common ownership. As funds were advanced during the period, the amounts were added to existing notes payable. On October 15, 1999, two notes due to related entities were replaced with three new notes payable to third parties. In addition, the Company received 300,000 shares of stock in uniView Technologies Corporation with an estimated fair market value of $900,000 (see Note 14). The Company subsequently sold 150,000 of these shares valued at $450,000 to a entity related through common ownership for forgiveness of existing debt, accrued interest and a future advance (other receivable) that was funded in December 1999. The replacement of the notes and the acquisition and sale of the stock were considered non-cash transactions.

 During the year ended June 30, 1999, the Company purchased certain assets of a high-tech manufacturing entity for $1,066,554 of debt plus royalties. The royalties were subsequently renegotiated as a series of payments totaling $500,000, payable at $25,000 each month over a 20 month period and are based on production and sales activity. See Note 16. In addition, the Company purchased a vehicle with approximately $28,000 of bank debt.

 During the year ended June 30, 1998, the Company received approximately $2,575,000 of loans and advances from parties related through common ownership. These funds were then advanced to an unrelated manufacturing company. These and other funds previously advanced to the manufacturing company were then converted into preferred stock of the manufacturing company. The preferred stocks liquidating preference were the assets of the manufacturing company. The Company subsequently exercised its liquidating preference by exchanging the preferred stock and any accrued dividends for fixed assets with an estimated value of $2,780,000. The Company's liabilities related to these loans were subsequently converted into preferred stock as discussed below.

 On August 28, 1998, the board of directors amended the articles of incorporation authorizing 2,000,000 shares of preferred stock, including 3,000 shares of Series A Preferred Stock ("Preferred Stock") with a par value of $10. Pursuant to a letter of intent from four debt holders, approximately $2,330,000 of long-term debt and $150,300 of accrued interest were converted into 2,452 shares of Preferred Stock effective April 30, 1998. The conversion was incorporated into the financial statements as of the effective date. The preferred stock pays a 6% cumulative dividend that is computed on the liquidating value, which is two times the total of converted debt plus accrued interest. The Preferred Stock is non-voting and may be redeemed at the option of the Company at liquidating value. The collateral associated with the converted debt was transferred to the Preferred Stock and, in the event the Preferred Stock is not redeemed, the holders of the Preferred Stock shall have the right to foreclose on the collateral interest in the Company's assets.

 Supplemental information

 Interest paid for the five months ended November 30, 1999 and the years ended June 30, 1999 and 1998 totaled approximately $177,000, $261,000 and $252,000, respectively. The Company was not required to and did not pay any federal income taxes.

 Note 10 - Related Party Transactions

 As noted in Note 7, there are amounts included in long-term debt that are due to related parties. Accrued interest relating to these liabilities totaled approximately $41,000, $108,000 and $43,000 for the five months ended November 30, 1999 and the years ended June 30, 1999 and 1998, respectively. At November 30, 1999, June 30, 1999 and 1998, accounts payable includes approximately $165,000, $200,000 and $61,000, respectively, due Winterstone Financial Services for consulting services. Winterstone is related to the Company through common ownership.

 Included in current liabilities at November 30, 1999, June 30, 1999 and 1998 are advances payable to related parties. These advances are short-term advances of operating capital that accrue interest at 24% and are payable on demand.

 Note 11 - Stock Compensation

 On February 28, 1998, the Board of Directors and management of the Company approved a stock-based compensation plan (the "Plan") for all individuals employed as of March 31, 1998. The original number of shares to be issued was approximately 1,145,000; however, through reverse stock splits, this has been decreased to approximately 114,500 shares. The Company accounts for the fair value of its grants under the Plan in accordance with FASB 123, Accounting for Stock-Based Compensation.

 The related compensation costs that have been charged against income are $5,367 for the five months ended November 30, 1999, $7,156 for the year ended June 30, 1999 and $2,385 for the period ended June 30, 1998. The shares are valued at approximately $0.25 per share and is management's best estimate considering the Company's financial position, the life of the options, management's estimate of the expected price of the underlying stock once trading begins, the expected volatility of the stock, expected dividends and current risk-free interest rates. As the Company develops a trading price and volatility history, management intends to make use of pricing models to facilitate future valuations.

 Under the Plan, eligible employees are to receive a predetermined amount of shares, primarily based on their salary and tenure with the Company. The employees vest at 25%, 25% and 50% for the periods ending March 1, 1999, 2000 and 2001, respectively. In the event the Company is purchased or involved in a merger, all shares become 100% vested. The employees do not have to contribute any capital to obtain the shares and, if terminated prior to vesting, forfeit their rights to unvested shares.

                                            November 30,       June 30,
                                             ---------    ------------------
                                                1999       1999       1998
                                             ---------    -------    -------
 Shares outstanding at the
      beginning of the period                  106,519    114,498          0
 Shares outstanding at the end
      of the period                            106,519    106,519    114,498
 Shares exercisable at the end of the period    26,630     26,630          0
 Shares granted during the period                    0          0    114,498
 Shares exercised during the period                  0          0          0
 Shares forfeited during the period                  0      7,979          0

 Note 12 - Commitments

 The Company rents  office space,  equipment and  warehouse facilities  under non-cancellable operating leases.  Total rent expense  was $121,940 for  the five months ended November  30, 1999; $440,120 for  the year ended June  30,
 1999 and $84,728 for  the year ended  June 30, 1998.   Future minimum  lease
 payments are as follows for the years ending November 30:

                     2000      $  259,980
                     2001         214,221
                     2002          78,221
                     2003           1,493
                     2004           1,493
                     Thereafter         0
                                ---------
                               $  555,408
                                =========

 The Company has certain royalty agreements with a third party for sales of multi-wire boards. Total royalty expense was approximately $41,000 for the five months ended November 30, 1999, $101,000 for the year ended June 30, 1999 and $31,000 for the year ended June 30, 1998. The royalty agreement is for a ten-year period ending December 31, 2003 and is automatically extended for subsequent five-year periods. Either side may terminate at the end of the ten-year or five-year periods.

 Note 13 - Warrants

 In conjunction with a financing agreement executed in October 1997, the Company issued warrants for the purchase of 10% of the authorized number of shares of common stock for $2,000,000. The warrants are exercisable through October 22, 2002. Due to the estimated value of the underlying stock when the warrants were issued, the restricted nature of the warrants and the exercise price, the warrants have been estimated to have no significant value.

 Note 14 - Stockholders' Equity

 On November 29, 1999, the Company received $900,000 of consideration in  the form of equity  securities in exchange  for preferred stock  that was to  be offered in the surviving entity of the reverse acquisition merger  described
 in Note  15.   The consideration  is classified  as subscribed,  funded  and unissued preferred stock in the equity section of the balance sheet.

 The Preferred Stock requires the Company to make monthly dividend and stock redemption fund payments of approximately $28,000 and gives the Company the first right of refusal on a proposed sale of the Preferred Stock by a shareholder. The stock redemption fund is classified as a contra equity account as it accumulates funds paid by the Company until a significant block of Preferred Stock can be redeemed.


 Note 15 - Subsequent Events

 As discussed in Notes 5 and 7, PI and a subsidiary are subject to certain financial covenants related to the line of credit and certain long-term debt. As discussed in Note 5, a subsidiary was not in compliance with the financial covenants at November 30, 1999, and, therefore, requested and received a no-action letter waiving compliance. For the year ended June 30, 1999, PI and the subsidiary requested and received a similar letter.

 Note 16 - Continued Operations

 At June 30, 1998, the Company's financial statements and key financial indicators presented a financial picture of an entity that had not been able to take advantage of certain economies of scale as expenses and liabilities outpaced earnings.

 On March 15, 1999, the Company facilitated the acquisition of certain assets of PC DYNAMICS CORPORATION ("PCD") by the Company's wholly owned subsidiary,
 PC DYNAMICS OF  TEXAS, INC., and  subsequently moved  all manufacturing  and corporate operations  of  the  Company to  the  leased  facility  previously
 occupied by PCD.   This  move was  viewed as  an effort  to apply  corporate
 overhead to a larger manufacturing base.

 At June 30, 1999, the Company had completed the move and had ramped up operations and, shortly thereafter, initiated a limited second production shift. The Company was still requiring outside cash infusion, but mainly as a result of moving costs and costs associated with the acquisition.

 From June 30, 1999 through November 30, 1999, stockholders had advanced  and loaned the Company  approximately $800,000  to meet  its cash  requirements.
 During this period, the  Company enacted a plan  to upgrade quality  control
 procedures in order  to reduce waste  and spoilage.   These procedures  were
 designed to improve manufacturing  efficiency in an  effort to help  achieve operational profitability.  The directors are continuing to seek  additional equity funding and are optimistic that the reverse merger discussed in  Note
 1 will provide the  needed capital platform to  raise additional equity  and continue operations.

 The accompanying financial statements were prepared as if the Company would continue as a going concern and, therefore, contemplates the realization of assets and the liquidation of liabilities in the normal course of business.
 If the Company is unable to continue to generate increased sales, increased profitability, or obtain additional equity participation to cover negative cash flows, a director and several related party stockholders have agreed to fund the capital requirements of the Company through November 30, 2000.

                                   PART III

                              Index of Exhibits

 Ex. 2.1   Agreement and Plan of Reorganization by and between Performance
           Interconnect Corp, its undersigned shareholders and Espo's Inc.    *
 Ex. 3.1   Certificate of Incorporation filed in the Office of the Secretary
           of State of the State of New York, November 29, 1990.              *
 Ex. 3.2   Certificate of Amendment of Certificate of Incorporation  filed in the Office of the Secretary of State of the State of New York,
           July 17, 1998                                                      *
 Ex. 3.3   Certificate of Amendment of Certificate of Incorporation  filed in the Office of the Secretary of State of the State of New York,
           October 27, 1998.                                                  *
 Ex. 3.4   Certificate of Amendment of Certificate of Incorporation  filed in the Office of the Secretary of State of the State of New York,
           March 20, 2000.                                                    *
 Ex. 3.5   Bylaws.                                                            *
 Ex. 4.1   Form of letter describing employee stock option plan.              *
 Ex. 4.2   Letter agreement dated November 29, 1999, providing for issuance   *
           of preferred stock of Espo's to Nations Corp. in exchange for common stock of uniView Technologies Corp.  This preferred stock
           has not yet actually been issued.                                  *
 Ex. 4.3   Letter agreement dated December 27, 1999, providing for issuance of preferred stock of Espo's to CMLP Group Ltd. and Winterstone
           Management Inc., in exchange for Series A preferred stock of
           Performance Interconnect Corp.  This preferred stock has not yet
           actually been issued.                                              *
 Ex. 4.4   Letter Agreement dated October 9, 1998, providing for issuance of preferred stock of Performance Interconnect Corporation in
           exchange for its promissory notes.                                 *
 Ex. 4.5   Warrant dated as of October 22, 1997, authorizing the purchase of
           4,000,000 shares of common stock of Performance Interconnect
           Corp. at $0.50 per share.                                          *
 Ex. 4.6   Letter dated February 24, 2000, addressed to Travis Wolff, describing commitment to fund capital requirements of Performance
           Interconnect Corp. through November 30, 2000.                      *
 Ex. 4.7   Promissory Note dated June 7, 1999, in the principal sum of
           $75,000.00, by Performance Interconnect Corp. in favor of Gay
           Rowe.                                                              *
 Ex. 4.8   Promissory Note dated May 1, 1999, in the principal sum of
           $200,000.00, by Performance Interconnect Corp. in favor of Gay
           Rowe.                                                              *
 Ex. 4.9   Promissory Note dated August 31, 1997, in the principal sum of
           $50,000.00, by Varga Investments, Inc., in favor of Ed Stefanko.   *
 Ex. 4.10  Security Agreement dated August 31, 1997, by and between Ed
           Stefanko, Secured Party, and Varga Investments, Inc., Debtor.      *
 Ex. 4.11  Letter Agreement dated October 15, 1999, by Winterstone
           Management, Inc., and Performance Interconnect Corp,               *
 Ex. 4.12  Promissory Note dated October 15, 1999, in the principal sum of
           $619,477.88, by Performance Interconnect Corp. in favor of
           Nations Investment Corp., Ltd.                                     *
 Ex. 4.13  Promissory Note dated October 15, 1999, in the principal sum of
           $594,777.69, by Performance Interconnect Corp. in favor of
           Nations Investment Corp.                                           *
 Ex. 4.14  Security Agreement dated June 30, 1999, by Winterstone Management
           Inc and Performance Interconnect  Corp.                            *
 Ex. 4.15  Note dated September 30, 1999, in the principal sum of
           $250,000.00, by Winterstone Management, Inc., in favor of Zion
           Capital, Inc.                                                      *
 Ex. 4.16  Secured Promissory Note dated August 12, 1998, in the principal sum of $131,570.00, by Performance Interconnect Corp. in favor of
           FINOVA Capital Corporation.                                        *
 Ex. 4.17  Secured Promissory Note dated August 12, 1998, in the principal sum of $318,430.00, by Performance Interconnect Corp. in favor of
           FINOVA Capital Corporation.                                        *
 Ex. 4.18  Loan and Security Agreement dated as of August 12, 1998, by
           Performance Interconnect Corp. in favor of FINOVA Capital
           Corporation.                                                       *
 Ex. 4.19  Loan and Security Agreement dated March 25, 1999, by and between
           PC Dynamics of Texas, Inc., and FINOVA Capital Corporation.        *
 Ex. 4.20  Loan Schedule dated March 25, 1999, by PC Dynamics of Texas,
           Inc., and FINOVA Capital Corporation.                              *
 Ex. 4.21  Subordination and Standstill Agreement dated March 25, 1999, among FINOVA Capital Corporation, M-Wave, Inc., and PC Dynamics
           of Texas, Inc.                                                     *
 Ex. 4.22  Environmental Certificate and Indemnity Agreement dated as of
           March 25, 1999, by PC Dynamics of Texas, Inc., in favor of FINOVA
           Capital Corporation.                                               *
 Ex. 4.23  Continuing Personal Guaranty dated March 25, 1999, by D. Ronald
           Allen, guaranteeing obligations of PC Dynamics of Texas, Inc.,
           Borrower, to FINOVA Capital Corporation, Lender.                   *
 Ex. 4.24  Continuing Corporate Guaranty dated March 25, 1999, by Associates
           Funding Group, Inc., guaranteeing obligations of PC Dynamics of
           Texas, Inc., Borrower, to FINOVA Capital Corporation, Lender.      *
 Ex. 4.25  Continuing Limited Corporate Guaranty dated March 25, 1999, by JH
           &BC, Inc., guaranteeing obligations of PC Dynamics of Texas,
           Inc., Borrower, to FINOVA Capital Corporation, Lender.             *
 Ex. 4.26  Continuing Corporate Guaranty dated March 25, 1999, by
           Performance Interconnect Corporation, guaranteeing obligations of
           PC Dynamics of Texas, Inc., Borrower, to FINOVA Capital
           Corporation, Lender.                                               *
 Ex. 4.27  Continuing Corporate Guaranty dated March 25, 1999, by
           Winterstone Management, Inc.,  guaranteeing obligations of PC
           Dynamics of Texas, Inc., Borrower, to FINOVA Capital Corporation,
           Lender.                                                            *
 Ex. 4.28  Secured Promissory Note dated March 25, 1999, by PC Dynamics of
           Texas, Inc., in favor of FINOVA Capital Corporation.               *
 Ex. 4.29  Amended and Restated Purchase & Sale Agreement dated March 31,
           1998, by I-Con Industries, Inc., and Performance Interconnect
           Corp., Sellers, in favor of USA Funding, Inc., Purchaser.  This
           is a sale of accounts receivable.                                  *
 Ex. 10.1  Letter dated June 2, 1999, by Performance Interconnect Inc. to
           M-Wave Inc.                                                        *
 Ex. 10.2  Lease of upgrade Mark V Bearing Spindle Drill, S/N 128, dated
           11/12/97, by Excellon Automation Co. in favor of Winterstone
           Management, Inc. and I-Con Industries, Inc.                        *
 Ex. 10.3  Equipment Lease Agreement dated 5/15/98 by Excellon Automation
           Co., in favor of Performance Interconnect, Inc.                    *

 Ex. 10.4  Guaranty by D. Ronald Allen of amounts set forth in Excellon
           Lease Agreement dated May 15, 1998.                                *
 Ex. 10.5  Agreement dated as of March 15, 1999, between PC Dynamics,
           Corporation, and PC Dynamics of Texas, Inc.                        *
 Ex. 10.6  Guaranty dated as of March 15, 1999, by D. Ronald Allen in favor
           of PC Dynamics Corporation.                                        *
 Ex. 10.7  Guaranty dated as of March 15, 1999, by Performance Interconnect
           Corp. in favor of PC Dynamics Corporation.                         *
 Ex. 10.8  Assumption of Liabilities dated March 15, 1999,  by PC Dynamics
           of Texas, Inc., in favor of PC Dynamics Corporation.               *
 Ex. 10.9  Royalty Agreement dated March 15, 1999, between PC Dynamics
           Corporation and PC Dynamics of Texas, Inc.                         *
 Ex. 10.10 Promissory Note dated March 15, 1999, in the principal sum of
           $773,479.00 by PC Dynamics of Texas, Inc., in favor of PC
           Dynamics Corporation.                                              *
 Ex. 10.11 Lease dated as of March 25, 1999, by PC Dynamics Corporation,
           Landlord, and PC Dynamics of Texas, Inc., Tenant.                  *
 Ex. 10.12 Promissory Note dated March 15, 1999, in the principal sum of
           $293,025.00 by PC Dynamics of Texas, Inc., in favor of PC
           Dynamics Corporation.                                              *
 Ex. 10.13 Letter dated May 27, 1999, by Joseph A. Turek on behalf of M-Wave
           (parent company of PC Dynamics Corporation) on Poly Circuits
           letterhead to Ron Allen (on behalf of Performance Interconnect.    *
 Ex. 21    Subsidiaries of the Company.                                       *
 Ex. 27    Financial Data Schedule.                                           *


      *    Exhibits incorporated by  reference  to  the  Company's
           Registration Statement on Form 10-SB (File No. 1-15821) filed on April 12, 2000.



                                  SIGNATURES

      In accordance with Section 12 of  the Securities Exchange Act of  1934,
 the registrant caused this amended   registration statement to be signed  on
 its behalf by the undersigned, thereunto duly authorized.

                                      ESPO'S INC.
                                      Date: July 7, 2000

                                      By:  /s/ D. Ronald Allen
                                           D. Ronald Allen, President

